UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MathStar, Inc.

(Name of Subject Company)

MathStar, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Douglas M. Pihl

Chairman, President and Chief Executive Officer

19075 NW Tanasbourne Drive, Suite 200

Hillsboro, Oregon 97124

(503) 726-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michele D. Vaillancourt	Karen V. Bertulli
Winthrop & Weinstine, P.A.	Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500	225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 604-6400	(612) 604-6400

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Explanatory Note

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the “Statement”), originally filed by MathStar, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 12, 2009, as amended on June 26, 2009, relating to the unsolicited offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated June 1, 2009, and as amended on June 22, 2009 and July 1, 2009 (as further amended or supplemented from time to time, the “Schedule TO”), to acquire all of the 9,181,497 outstanding shares of common stock (the “Shares”), par value $0.01 per share, of the Company (the “Common Stock”), at a net price per Share equal to $1.15 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto from time to time, the “Offer”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged. All references herein to page numbers refer to the printed Schedule 14D-9 dated June 12, 2009 sent by the Company to its stockholders.

Item 2. Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person” is hereby amended by restating the first paragraph beginning in the middle of page 1 under the heading “The Offer” in its entirety as follows:

This Statement relates to the unsolicited tender offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), which was newly organized for the purpose of making such offer, to acquire all of the 9,181,497 of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a net price per Share equal to $1.15 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the third paragraph beginning at the bottom of page 1 under the heading “The Offer” in its entirety as follows:

The Offer was commenced on June 1, 2009 and is presently scheduled to expire at 11:59 P.M., New York City time, on Wednesday, July 15, 2009, unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other things, the Purchaser being satisfied, in its reasonable discretion, that (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares then owned by the Purchaser, represents a majority of the total number of Shares then outstanding; (ii) no takeover defenses (such as a “poison pill” shareholder rights plan, a staggered board of directors, an increase in the size of the Company’s Board of Directors from its current five members, or any issuance of preferred stock) exist for the Company; (iii) the Purchaser will control the Company’s Board of Directors immediately after the Offer is consummated (which condition was waived by the Purchaser, but the Purchaser has reserved the right (but is not obligated) to commence a solicitation of proxies or written consents from the Company’s stockholders in order to remove each member of the Company’s Board of Directors and to replace such directors with nominees selected by the Purchaser); (iv) the Company retains a minimum of $13.75 million in cash or long-term marketable securities immediately prior to the expiration of the Offer; (v) the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer; and (vi) the total stockholders’ equity of the Company is at least $14 million immediately prior to the expiration of the Offer.

“Item 2. Identity and Background of Filing Person” is hereby further amended by deleting the last two sentences of the fourth paragraph under the heading “The Offer” beginning at the top of page 2 and replacing them with the following sentence:

The Offer is for all of the issued and outstanding Shares.

The deleted sentences are:

The Offer is for a majority of the issued and outstanding Shares. The Purchaser does not seek to purchase all of the issued and outstanding Shares.

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the first bulleted subparagraph on page 2 under the heading “The Offer” in its entirety as follows:

•                  There having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to Shares owned by the Purchaser and its affiliates, shall constitute a majority of the then outstanding Shares (the “Minimum Tender Condition”).  The Purchaser owns 53,087 Shares.  The sum of 53,087 Shares owned by the Purchaser plus the 4,546,843 Shares that must be tendered in order to meet the Minimum Tender Condition equals 50.1% of the total number of outstanding Shares.

“Item 2. Identity and Background of Filing Person” is hereby further amended by restating the sixth bulleted subparagraph under the heading “The Offer” on page 3 in its entirety as follows:

•                  The Purchaser being satisfied, in its reasonable discretion, that the Purchaser will, immediately after the Offer is consummated, control the Company’s Board of Directors by means of the resignation of three of the Company’s current directors and the appointment of Mr. Fife, Mr. Robert T. Sullivan and Mr. John N. Finlayson by the remaining directors to fill the resulting vacancies (the “Board Control Condition”).  The Purchaser has waived the Board Control Condition; however, the Purchaser has reserved the right (but is not obligated) to commence a solicitation of proxies or written consents from the Company’s stockholders in order to remove each member of the Company’s Board of Directors and to replace such directors with nominees selected by the Purchaser.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” is hereby amended by adding the following paragraphs at the end of the section entitled “Purposes of the Offer and Plans, Proposals or Negotiations” on page 9:

On July 1, 2009, the Purchaser issued a press release announcing that it had revised its Offer by extending the Expiration Date until 11:59 P.M., New York City time, on Wednesday, July 15, 2009, unless the Offer is further extended, and by increasing the Offer to include all of the outstanding Shares (other than Shares owned by Purchaser).

On July 1, 2009, the Purchaser filed with the SEC an amendment to its Tender Offer Statement on Schedule TO reflecting the revised terms of the Offer extending the Expiration Date and increasing the number of Shares subject to the Offer.

“Item 4. The Solicitation or Recommendation” is hereby further amended by deleting the first bulleted paragraph on page 10 under the section entitled “Reasons for the Board’s Recommendation.” The deleted paragraph is as follows:

•                  The Offer is being made for only 51% of our Company’s total outstanding shares, with no assurance that stockholders whose Shares are not purchased in the Offer will receive any cash consideration for their Shares, or that any of the tendering stockholders would have all of their Shares purchased. By its terms, the Offer by the Purchaser is for 4,682,564 Shares, representing approximately 51% of the outstanding Shares. As set forth in the Offer to Purchase, the Purchaser reserves the right (but is not obligated) to purchase more than 4,682,564 Shares, if more than 4,682,564 Shares are tendered, or to waive any condition of the Offer and accept fewer than 4,682,564 Shares, if at least 3,750,000 Shares are tendered. The Offer to Purchase also provides that if more than 4,682,564 Shares are tendered and not properly withdrawn before the “Expiration Date” of the Offer (as defined in the Offer to Purchase), and the Purchaser elects to purchase more than 4,682,564 Shares but fewer than the number of Shares tendered, then the Purchaser will purchase the elected number of Shares on a pro rata basis from all tendering stockholders, based on the total number of Shares validly tendered in the Offer by each tendering stockholder and not properly withdrawn. Thus, a stockholder tendering Shares in the Offer may have none or only some of the stockholder’s Shares purchased in the Offer. As to any Shares not purchased in the Offer, there likely will be less liquidity in the market for the sale of such Shares.

     “Item 4. The Solicitation or Recommendation” is hereby further amended by restating the fifth bulleted subparagraph on page 12 under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the offer” in its entirety as follows:

•                  Board Control Provision.  The Offer is also conditioned on the Purchaser being satisfied, in its reasonable discretion, that the Purchaser will, immediately after the Offer is consummated, control the Company’s Board of Directors by means of the resignation of three of the Company’s current directors and the appointment to the Board of three other individuals identified in the Offer to Purchase. There is no agreement by any member of the Company’s Board to resign if the Offer is successfully completed.  The Purchaser has waived this Board Control Provision; however, the Purchaser has reserved the right (but is not obligated) to commence a solicitation of proxies or written consents from the Company’s stockholders in order to remove each member of the Company’s Board of Directors and to replace such directors with nominees selected by the Purchaser.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit(s):

Exhibit No.	Description
(a)(5)	Letter to Company stockholders dated July 1, 2009.
(a)(6)	Press release issued by the Company on July 2, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MathStar, Inc.

By:	/s/ Douglas M. Pihl
Name:	Douglas M. Pihl
Title:	Chairman, President and Chief Executive Officer

Dated: July 2, 2009